UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                         For the date of 24 June, 2005

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


FOR IMMEDIATE RELEASE                                               24 JUNE 2005



                         Gary Kennedy to leave AIB Group


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) announces that Mr Gary Kennedy is to leave his position as AIB Group Director, Finance & Enterprise Technology by December 2005. He will become special adviser to the Group on finance and risk.

AIB Group Chairman Dermot Gleeson said:-

"We are very grateful to Gary for the very substantial contribution he has made to AIB over the past eight years both as an executive and a member of the AIB Board. He spearheaded the acquisition of Bank Zachodni in Poland and, with Michael Buckley, led the transformation of our US business. He played a major role in the overall development of the business both through his leadership and his strategic focus.

He leaves at a time when the Group is performing very solidly and his contribution both to this and to the planning of our future strategy is much appreciated.

We wish him well in his future career."

Gary Kennedy said:-

"With a new CEO, a new organisational structure and the rescoping of my role and responsibilities, now is the right time for me to seek fresh opportunities and challenges."

Deciding to leave a great company is never easy and the eight years I have spent in AIB have been filled with excitement and challenge. I have thoroughly enjoyed working with colleagues in all our geographies and look forward to continuing many of these relationships in my new role as special adviser on finance and risk."


An internal process has commenced to identify a suitable candidate for Finance Director.

                                    - Ends -


For further information contact:
Catherine Burke                                 Alan Kelly
Head of Corporate Relations                     Head of Group Investor Relations
AIB Group                                       AIB Group
Bankcentre                                      Bankcentre
Dublin 4                                        Dublin 4
Tel: +353-1-6600311 ext. 13894                  Tel: +353-1-6600311 ext. 12162




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  24 June, 2005                                By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.